Mail Stop 3561

August 28, 2008

Han Xioa-Yan
Chief Financial Officer
China Sky One Medical, Inc.
Room 1706, No. 30 Di Wang Building
Gan Shui Road
Nandang District, Harbin 150001
People's Republic of China

> **Re:** **China Sky One Medical, Inc.**
> **Form 10-KSB/ Amendment for Fiscal Year Ended December 31, 2006**
> **Filed November 8, 2007**
> **Form 10-QSB/Amendment for Fiscal Quarter Ended June 30, 2006**
> **Filed December 18, 2007**
> **Form 10-QSB/Amendment for Fiscal Quarter Ended September 30, 2006**
> **Filed December 18, 2007**
> **File No. 0-26059**

Dear Han Xioa-Yan:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services